January 17, 2007

via electronic submission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Post-Effective Amendment No. 1 To
Registration Statement on Form S-2 (the “Company”)
Filed December 15, 2006
File No. 333-126930

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Post-Effective Amendment No. 1 To Registration Statement on Form S-2 filed with the Commission on December 15, 2006 (File No. 333-126930) (the “Registration Statement”).  No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because on December 15, 2006 it inadvertently filed the post-effective amount on Form S-2, a form which is no longer available for use.  The Company has subsequently filed the post-effective amendment on Form S-1 and the post-effective amendment has been declared effective.

Thank you for your assistance in this matter.

SPHERIX INCORPORATED

By:	/s/ Richard C. Levin
Richard C. Levin,
President and Chief Executive Officer